David E. Gardels
Partner

13330 California Street, Suite 200
 Omaha, NE  68154
Direct: 402.964.5027
Fax: 402.964.5050
david.gardels@huschblackwell.com
March 23, 2018
FILED VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Tributary Funds, Inc. File No. 811-08846

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Tributary Funds, Inc. (the "Funds").  Mr. Kenneth Ellington of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided oral comments, on February 26, 2018, regarding the Funds's Certified Shareholder Report on Form N-CSRS (the "Report") under the Securities Act of 1933 and the Investment Company Act of 1940, filed on December 1, 2017.  The following are the comments provided and the Funds' response to each:

1.
Comment:  The Funds disclosed in the Report that expense ratios are current as of the most recent prospectus; in the future, also include a disclosure that refers the reader to the Financial Highlights section for a more recent expense ratio.

Response:  The Funds proposes to include the following statement, adjusted to reflect proper dates, at the end of the Notes to Financial Statements section in future reports submitted to the Commission: "Expense ratios are from the Fund's prospectus dated August 1, [2017].  Net expense ratios are net of contractual waivers which are in effect from August 1, [2017] through July 31, [2018].  Please refer to the Financial Highlights section of this annual report for the most recent expense ratios."  Disclosure on expense ratios for the most recently available quarter will be provided in the Financial Highlights.
2.
Comment:  The Funds disclosed in the Report that the primary index for the Balanced Fund was a blended index comprised of 60% Russell 3000 Index and 40% Barclays U.S. Intermediate Government/Credit Index; please explain how the Balanced Fund's benchmark index has been deemed to be an appropriate broad-based securities market index for this fund.

Response:  The Funds believe that the use of 60% Russell 3000 Index and 40% Barclays U.S. Intermediate Government/Credit Index is an appropriate broad-based securities market index based on the Balanced Fund's principal investment strategy of approximately 60% in equities consistent with the Russell 3000, and 40% in bonds consistent with the Barclays index.  The Funds believe this selection is consistent with Instruction 5 to Item 27(b)(7) of Form N-1A.  The Funds believe that these indices are widely recognized and used in the securities industry and are administered by Russell and Barclays, each an organization that is not an affiliated person of the Funds, its advisors, or principal underwriter.  The Funds have considered the use of a single index, but the recognized balanced fund indices of which the Funds are aware contain international equity investments.  As the Balanced Fund does not have any international equity investments, the Funds do not believe those indices are appropriate.  (The Balanced Fund does occasionally invest in ADRs for entities domiciled outside of the US, but for US-based businesses).
3.
Comment:  Please confirm if there were any open payables to directors at period end in the statement of assets and liabilities. If so, these should be disclosed separately in accordance with Article 6-04(12) of Regulation S-X.

Response:  The Funds confirm that there were no open payables for director fees as of March 31, 2017 and take note of the requirement for separate disclosure if there are director payables.
4.
Comment:  The Funds disclosed in Note 3, "Related Party Transactions and Fees and Agreements," of the Notes to Financial Statements section of the Report that several of the Funds utilize a subadvisor and that the subadvisor is paid directly by the advisor; in the future, please describe the subadvisor fee arrangement in the Notes to Financial Statements section as well.

Response:  The Funds propose to include the following in the Notes to Financial Statements section in future reports submitted to the Commission:
Under the FNFA Sub-Advisory Agreement, FNFA provides investment sub-advisory services to Tributary for the Short-Intermediate Bond Fund, the Income Fund, the Nebraska Tax-Free Fund, the Balanced Fund, and the Growth Opportunities Fund as described in the Prospectus. For the services provided and expenses assumed under the FNFA Sub-Advisory Agreement, Tributary pays FNFA a fee equal to 0.25% of the average daily net assets of the Short-Intermediate Bond Fund, 0.30% of the average daily net assets of the Income Fund, 0.20% of the average daily net assets of the Nebraska Tax-Free Fund, 0.375% of the average daily net assets of the Balanced Fund, and 0.375% of the average daily net assets of the Growth Opportunities Fund.

************************************************************************

Thank you for your comments.  Please contact me at 402.964.5027 if you have any additional questions or comments.

Best regards,

/s/  David E. Gardels

David E. Gardels
 Partner
CWK

Husch Blackwell LLP